UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

NVENT ELECTRIC PLC
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G6700G 107
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41 st Floor New York, New York 10017 Tel. No.: (212) 451-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all on s.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,676,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,676,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,676,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the "Form 10-Q").

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,676,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,676,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,676,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,676,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,676,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,676,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,676,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,676,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,676,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,676,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,676,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,676,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,670,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,670,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,959,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,959,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,959,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 334,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 334,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,008,726
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,008,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q..

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,438,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,438,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 446,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 446,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,866
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%*
14	TYPE OF REPORTING PERSON PN
_____________
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 654,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 654,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-C, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1327448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 472,736
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 178,415,318 ordinary shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q.

This Schedule 13D relates to the Ordinary Shares, nominal value $0.01 per share (the "Shares"), of nVent Electric plc, an Irish public limited company (the "Issuer"). The address of the principal executive office of the Issuer is The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom.

Item 2. Identity and Background

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Offshore"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Strategic Investment Fund II, L.P., a Delaware limited partnership ("TPSIF II"), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership ("Strategic Fund-A"), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership  ("Strategic Fund-N"), Trian Partners Strategic Investment Fund-D, L.P., a Cayman Islands limited partnership ("Strategic Fund-D"), Trian Partners Fund (Sub)-G, L.P., a Delaware limited partnership ("Fund G"), Trian Partners Strategic Fund-G II, L.P. a Delaware limited partnership  ("Strategic Fund-G II"), Trian Partners Strategic Fund-G III, L.P. a Delaware limited partnership  ("Strategic Fund-G III"), Trian Partners Strategic Fund-K, L.P., a Delaware limited partnership ("Strategic Fund-K"), Trian Partners Strategic Fund-C, Ltd., a Cayman Islands exempted company with limited liability ("Strategic Fund-C", and together with the foregoing, the "Trian Entities"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities, Trian Management, Trian Management GP and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the  "Reporting Persons" or the "Trian Group"). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Strategic Fund-D and Strategic Fund-C is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, KY1-9006, Cayman Islands.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities, Trian Management and Trian Management GP.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II. Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as the management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz's present principal occupation or employment is serving as Chief Executive Officer and a Founding Partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May's present principal occupation or employment is serving as President and a Founding Partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden's present principal occupation or employment is serving as Chief Investment Officer and a Founding Partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C and other funds, accounts and investment vehicles managed by Trian Management.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As further described below, the Reporting Persons acquired beneficial ownership (as that term is defined in Rule 13d-3) of the Shares reported in this Schedule 13D as a result of the completion of the separation (the "Separation") of the Issuer from Pentair on April 30, 2018.

Upon completion of the Separation, Pentair distributed to its shareholders one Share of the Issuer for each ordinary share of Pentair ("Pentair Share") held as of April 17, 2018, the record date for the Separation, which resulted in Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C directly holding an aggregate of 15,411,582 Shares. In addition, on November 20, 2017 and November 27, 2017, Strategic Fund-N entered into privately negotiated back-to-back call and put transactions with Nomura Securities (Bermuda), Ltd. (the "Counterparty") through which it became entitled to the same economic gain or loss as if it had purchased the underlying Pentair Shares.  As further described in Item 6 below, upon completion of the Separation, these back-to-back call and put transactions were adjusted, in accordance with their terms, to incorporate back-to-back call and put transactions with respect to Shares of the Issuer ("nVent Put/Call Options") and, as a result of the adjustment, Strategic Fund-N may be deemed to beneficially own an additional 254,092 Shares.  Finally, in connection with his former service on Pentair's Board of Directors, Mr. Garden received an aggregate of 11,163 nonqualified stock options to purchase Pentair Shares, all of which were exercisable or became exercisable at the time of the Separation.  Upon completion of the Separation, these stock options were converted by Pentair and the Issuer into options allowing Mr. Garden to acquire both Pentair Shares and Shares of the Issuer ("nVent Director Options") in a manner intended to preserve the aggregate intrinsic value of the original options to purchase Pentair Shares and, as a result of the conversion, Mr. Garden may be deemed to beneficially own an additional 11,163 Shares.

As set forth in Item 5 below, none of the other Reporting Persons directly own any Shares, nVent Put/Call Options or nVent Director Options.  The source of funding for the purchase of any additional Shares or derivative securities related to the market price of the Shares, or the exercise of the nVent Put/Call Options or any additional derivative securities related to the market price of the Shares acquired in the future, is currently expected to be the respective general working capital of the purchasers.

Certain Shares held by the Trian Entities are held in the ordinary course of business with other investment securities owned by such Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to such Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in Trian Entity margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such Shares, and it may not be possible to determine the amounts of margin, if any, that could be used to purchase Shares in the future by the Trian Entities or any other funds, accounts or investment vehicles managed by Trian Management.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Shares (including the Shares underlying the nVent Put/Calls Options and the nVent Director Options) in connection with the Separation. Upon completion of the Separation, Brian Baldwin, a Partner and Senior Analyst at Trian, joined the Board of Directors of the Issuer.  In addition, the Reporting Persons may, from time to time, engage in meetings or discussions with members of the Issuer's management team and/or Board of Directors to discuss matters relating to the Issuer, including suggestions or recommendations that may relate to the Issuer's business, operations, financial condition, corporate strategy, capital allocation, mergers and acquisitions strategy, management and corporate governance, which are intended to create value for the Issuer's shareholders.

The Reporting Persons intend to review alternatives with respect to their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results and strategic direction, price levels of the Shares, actions taken by management and the Board of Directors of the Issuer, the Reporting Persons' overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities of the Issuer or disposing of some or all of their securities of the Issuer, in the open market or otherwise, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or change the form of the ownership of securities of the Issuer by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to such holdings. The Reporting Persons reserve the right at any time to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer and/or change their intention with respect to any and all matters set forth in subparagraphs (a) through (j) of  Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on May 9, 2018, the Reporting Persons beneficially owned, in the aggregate, 15,676,837 Shares, representing approximately 8.79% of the Issuer's outstanding Shares (calculated based on 178,415,318 Shares outstanding as of April 30, 2018, as reported in the Issuer's Form 10-Q). Such Shares include an aggregate of 15,411,582 Shares beneficially owned by the Reporting Persons through direct ownership of Shares, representing approximately 8.64% of the Issuer's outstanding Shares, an additional 254,092 Shares underlying nVent Put/Call Options that are held by Strategic Fund-N, representing approximately 0.14% of the Issuer's outstanding Shares, and an additional 11,163 Shares underlying nVent Director Options held by Mr. Garden, representing approximately 0.01% of the Issuer's outstanding Shares.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K, Strategic Fund-C and Trian Management beneficially and directly owns and has sole voting power and sole dispositive power with regard to 2,670,342; 5,959,332; 334,504; 902,609; 2,008,726; 1,438,045 (including the Shares underlying nVent Put/Call Options); 446,245; 142,866; 422,996, 212,365, 654,011, 472,736 and 897 Shares, respectively, except to the extent that other Reporting Persons as described in Item 5 of this Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Mr. Garden beneficially owns and has sole voting power and sole dispositive power with regard to 11,163 Shares underlying nVent Director Options, except to the extent that other members of the Trian Group as described in Item 5 of this Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C (as described in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own, the Shares (including the Shares underlying nVent Put/Call Options) that Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

By virtue of the agreement between Trian Management and Mr. Garden (which is described in Item 6 below), Trian Management may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own, the Shares underlying the nVent Director Options held by Mr. Garden.  Furthermore, each of Trian Management GP, Nelson Peltz, Peter W. May and Mr. Garden, by virtue of their relationships to Trian Management (as described in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own, the Shares that Trian Management directly and beneficially owns and the Shares underlying the nVent Director Options that Trian Management may be deemed to beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Mr. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Except as described in Item 3 above or Item 6 below, each of which are incorporated by reference in this Item 5, there have been no transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 20, 2017 and November 27, 2017, Strategic Fund-N entered into privately negotiated back-to-back call and put transactions with the Counterparty and, upon completion of the Separation, the back-to-back call and put transactions were adjusted, in accordance with their terms, to permit Strategic Fund-N to acquire both Pentair Shares and Shares of the Issuer.  More specifically, following the adjustment, these transactions incorporate nVent Put/Call Options pursuant to which, on or prior November 20, 2018 (the "Exercise Date"), Strategic Fund-N may acquire 204,958 Shares at $23.1909 and 49,134 Shares at $23.2759 (each exercise price is referred to herein as an "Exercise Price").  The call options within the nVent Put/Call Options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Strategic Fund-N is also party to a put option with the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by Strategic Fund-N and the applicable Exercise Price is greater than the closing price of the applicable Shares on the Exercise Date (the "Closing Price"), the Counterparty may require Strategic Fund-N to, at Strategic Fund-N's election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the applicable Exercise Price over the Closing Price and (b) the applicable number of Shares or (ii) acquire from the Counterparty the applicable number of Shares at the applicable Exercise Price. As part of these transactions, Strategic Fund-N pays the Counterparty a financing fee based on the number of days that the nVent Put/Call Options that it holds are outstanding, which fee is calculated using a monthly rate equal to USD-FFR-OPEN (as displayed on Bloomberg Screen "FEDSOPEN" <INDEX> <GO> or any successor page) plus a spread.  No premium was paid by either of the parties in connection with the nVent Put/Call Options.  Until they are exercised, the nVent Put/Call Options do not give Strategic Fund-N direct or indirect voting, investment or dispositive control over the underlying Shares and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer.

In connection with his service on the Issuer's Board of Directors, on May 7, 2018, Mr. Baldwin received from the Issuer 5,130 restricted stock units ("RSUs") pursuant to the nVent Electric plc 2018 Omnibus Incentive Plan.  The RSUs granted to Mr. Baldwin represent the right to receive an equal number of Shares upon vesting and vest on the first anniversary of the date of the grant.

Pursuant to an agreement dated as of May 10, 2016 between Mr. Garden and Trian Management, as amended as of April 30, 2018 (the "Garden Director Fee Agreement"), Mr. Garden agreed, among other things, that as long as he is an officer of Trian Management and for a period of six months and one day thereafter, Trian Management shall be entitled to direct the disposition of any restricted stock units or stock options to purchase Pentair Shares or Shares (collectively, "Equity Awards") that he receives as compensation for his service as a director of the Issuer and to direct the disposition or voting of any Pentair Shares or Shares that he receives from the exercise or conversion of such Equity Awards or other securities he receives as a director of the Issuer. Trian Management is also entitled to receive the consideration received as a result of any disposition of such Equity Awards, Shares or other securities. The foregoing description of the Garden Director Fee Agreement is a summary only and is qualified in its entirety by reference to the Garden Director Fee Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Pursuant to an agreement dated as of April 30, 2018 between Brian Baldwin and Trian Management (the "Baldwin Director Fee Agreement"), Mr. Baldwin agreed, among other things, that as long as he is an officer of Trian Management and for a period of six months and one day thereafter, Trian Management shall be entitled to direct the disposition of any RSUs he receives as compensation for his service as a director of the Issuer and to direct the disposition or voting of any Shares that he receives from the exercise or conversion of such RSUs or any other securities he receives as a director of the Issuer. Trian Management is also entitled to receive the consideration received as a result of any disposition of such RSUs, Shares or other securities. The foregoing description of the Baldwin Director Fee Agreement is a summary only and is qualified in its entirety by reference to the Baldwin Director Fee Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

1.  Joint Filing Agreement of the Reporting Persons

2.  Agreement dated as of May 10, 2016 between Edward P. Garden and Trian Fund Management, L.P., and
Amendment Letter dated as of April 30, 2018 between Edward P. Garden and Trian Fund Management, L.P.

3.  Agreement dated as of April 30, 2018, between Brian Baldwin and Trian Fund Management, L.P.

[INTENTIONALLY LEFT BLANK]

SIGNATURE

 After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2018

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.

By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT 1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of nVent Electric plc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of May 2018.

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
	By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

	By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

	By:	/s/ EDWARD P. GARDEN
Name:Edward P. Garden
Title:Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.
By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT 2

As of May 10, 2016

Mr. Edward P. Garden
280 Park Avenue, 41st Floor
New York, New York 10017

Dear Ed:

In connection with the investment in Pentair plc ("PNR") by funds managed by Trian Fund Management, L.P. ("Trian"), you were appointed as a director of PNR by its board of directors.

 We understand that, consistent with its practices, PNR will be awarding to you, as a director of PNR, equity compensation in the form of (i) restricted stock units (the "RSUs") and (ii) options to purchase ordinary shares (the "Options", and collectively with the RSUs, the "Equity Awards"), and will be paying to you, in cash, an annual retainer for your service on its board of directors and certain committees of its board of directors (the "Fees").  This is to confirm our prior understanding that you are authorized to accept such Equity Awards and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of six months and one day thereafter, you will follow the direction of Trian with respect to (x) the exercise and Transfer (as defined below) of any such Equity Awards and (y) the Transfer of any ordinary shares of PNR that you receive upon exercise or conversion of such Equity Awards ("Shares") or any other securities you may receive as a director of PNR ("Other Securities").  You further agree that (i) you will request that PNR deliver all Fees directly to an account designated by Trian, (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, "Transfer") any Equity Awards, Shares or Other Securities, without Trian's prior written consent, which may be withheld in Trian's sole discretion, (iii) you shall vote all such Shares and Other Securities at any meeting of shareholders of PNR in the manner that you are directed to do so by Trian in its sole discretion and (iv) you shall execute any written consent of the shareholders of PNR as Trian may, in its sole discretion, request that you execute. Upon any Transfer of all or a portion of the Equity Awards, Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the "Equity Consideration").

 Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of the Fees and Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either PNR or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

 This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

 This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

 If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:   Trian Fund Management GP, LLC,
its general partner

By:    /s/ PETER W. MAY
Name: Peter W. May
Title: Member
Agreed to and Accepted:

/s/ EDWARD P. GARDEN
Edward P. Garden

As of April 30, 2018

Mr. Edward P. Garden
280 Park Avenue, 41st Floor
New York, New York 10017

Dear Ed:

Reference is made to the letter dated as of May 10, 2016 between Trian Fund Management, L.P. ("Trian") and you (the "Original Letter") entered into in connection with your appointment as a director of Pentair plc ("PNR").  All capitalized terms that are not defined herein shall have the meanings ascribed to them in the Original Letter.

 We understand that you were previously granted options to purchase ordinary shares of PNR in connection with your service as a PNR director and, upon the completion of the separation of nVent Electric plc ("NVT") from PNR, these options are being converted into options to purchase both ordinary shares of nVent and ordinary shares of PNR. For purposes of clarifying our understanding with you with respect to the treatment of these options, the parties to this letter agree to amend the second paragraph of the Original Letter (i) by adding the words "of PNR or nVent Electric plc ("NVT")" immediately following the words "options to purchase ordinary shares" in the second line thereof and (ii) by adding the words "or NVT" immediately following the words "any ordinary shares of PNR" in the ninth line thereof.

Except as amended by the provisions of this letter, all of the terms and conditions of the Original Letter shall remain in full force and effect.

 This letter shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.  This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

  If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:   Trian Fund Management GP, LLC,
its general partner

By:    /s/ PETER W. MAY
Name: Peter W. May
Title: Member
Agreed to and Accepted:

/s/ EDWARD P. GARDEN
Edward P. Garden

EXHIBIT 3

As of April 30, 2018

Mr. Brian Baldwin
280 Park Avenue, 41st Floor
New York, New York 10017

Dear Brian:

 In connection with the investment in nVent Electric plc ("nVent") by funds managed by Trian Fund Management, L.P. ("Trian"), you were appointed as a director of nVent by its board of directors.

 We understand that, consistent with its practices, nVent will be awarding to you, as a director of nVent, equity compensation in the form of restricted stock units (the "RSUs"), and will be paying to you, in cash, an annual retainer for your service on its board of directors and certain committees of its board of directors (the "Fees").  This is to confirm our understanding that you are authorized to accept such RSUs and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of six months and one day thereafter, you will follow the direction of Trian with respect to (x) the exercise and Transfer (as defined below) of any such RSUs and (y) the Transfer of any ordinary shares of nVent that you receive upon exercise or conversion of such RSUs ("Shares") or any other securities you may receive as a director of nVent ("Other Securities").  You further agree that (i) you will request that nVent deliver all Fees directly to an account designated by Trian, (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, "Transfer") any RSUs, Shares or Other Securities, without Trian's prior written consent, which may be withheld in Trian's sole discretion, (iii) you shall vote all such Shares and Other Securities at any meeting of shareholders of nVent in the manner that you are directed to do so by Trian in its sole discretion and (iv) you shall execute any written consent of the shareholders of nVent as Trian may, in its sole discretion, request that you execute. Upon any Transfer of all or a portion of the RSUs, Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the "Equity Consideration").

 Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of the Fees and Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either nVent or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

 This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

 This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

 If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:    Trian Fund Management GP, LLC,
 its general partner

By:    /s/ EDWARD P. GARDEN
Name: Edward P. Garden
 Title: Member
Agreed to and Accepted:

/s/ BRIAN BALDWIN
Brian Baldwin